Exhibit 99.1

Riskified Reports Strong Third Quarter of 2026 with Accelerating Revenue and Gross Profit Growth
Raises Revenue and Adjusted EBITDA guidance

NEW YORK, November 11, 2026 - Riskified Ltd. (NYSE: RSKD) (the “Company”, “Riskified”, “we” or “our”), a leader in ecommerce fraud and risk intelligence, today announced financial results for the three and nine months ended September 30, 2026. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.

“We delivered 41% revenue growth and we’re raising our outlook for the third time this year. Merchants facing faster, more sophisticated fraud are turning to our risk intelligence platform and adopting more of our products. As agentic commerce adds new complexity, we believe we’re better positioned than ever to help them grow safely,” said Eido Gal, CEO & Co-Founder of Riskified.

Q3 2026 and Recent Business Highlights

•Strongest Revenue Growth Since IPO: Revenue grew 41% year-over-year to $115.2 million, an acceleration from 22% growth in the second quarter of 2026, driven by continued new merchant and upsell activity.

•Digital Finance Leads Broad-Based Growth: Billings in our Digital Finance category grew more than 300% year-over-year, driven primarily by the continued ramp of new merchants onboarded in the second quarter, with upsell activity across our existing base contributing as well. In addition, our Electronics, General, and Home verticals collectively grew by 12% year-over-year, supported by new business and upsell activity.

•Launched Agent Identity Risk Intelligence: We introduced new capabilities designed to identify the AI agent behind an order or customer service request, resolve it to a real consumer identity, and return a risk signal in real time. These capabilities are designed to help merchants address fraud and policy abuse carried out through AI agents as agentic commerce grows.

•New Partnership with Zendesk: We announced a new partnership with Zendesk, bringing Riskified’s identity intelligence directly into customer service so that both human and AI service agents can assess the customer behind a refund, return or exchange request. The integration is designed so that trusted shoppers get faster resolution, while requests that signal fraud or policy abuse get additional review.
•Increasingly Global New Business: We added new logos across all four regions, with eight of our top ten new logos headquartered outside the United States, up from five in each of the first two quarters of 2026.

•Record Free Cash Flow and Capital Flexibility: We generated record free cash flow of $15.2 million and ended the quarter with approximately $235 million in cash, deposits and investments and no debt. This gives us the flexibility to invest in the platform, opportunistically repurchase shares, and evaluate inorganic opportunities.

Q3 2026 Financial Summary & Highlights
The following table summarizes our consolidated financial results for the three and nine months ended September 30, 2026 and 2025, in thousands except where indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$44,564	$37,805	$123,111	$108,410
Increase in GMV year over year	18%		14%
Revenue	$115,181	$81,862	$302,140	$245,309
Increase in revenue year over year	41%		23%

GAAP gross profit	$49,277	$41,063	$140,132	$121,267
Increase in GAAP gross profit year over year	20%		16%
GAAP gross profit margin	43%	50%	46%	49%

Net profit (loss)	$(1,313)	$(7,806)	$(14,845)	$(33,325)
Net profit (loss) margin	(1)%	(10)%	(5)%	(14)%

Adjusted EBITDA(1)	$8,143	$5,553	$18,249	$9,006
Adjusted EBITDA margin(1)	7%	7%	6%	4%
Additional Financial Highlights

•GAAP gross profit margin of 43% for the three months ended September 30, 2026 compared to 50% in the prior year. Non-GAAP gross profit margin(1) of 43% for the three months ended September 30, 2026 compared to 51% in the prior year. GAAP gross profit margin of 46% for the nine months ended September 30, 2026 compared to 49% in the prior year. Non-GAAP gross profit margin(1) of 47% for the nine months ended September 30, 2026 compared to 50% in the prior year.

•GAAP net loss per share of $(0.01) for the three months ended September 30, 2026 compared to net loss per share of $(0.05) in the prior year. Non-GAAP diluted net profit per share(1) of $0.07 for the three months ended September 30, 2026 compared to $0.04 in the prior year. GAAP net loss per share of $(0.11) for the nine months ended September 30, 2026 compared to net loss per share of $(0.21) in the prior year. Non-GAAP diluted net profit per share(1) of $0.13 for the nine months ended September 30, 2026 compared to $0.09 in the prior year.

•Operating cash flow of $15.8 million for the three months ended September 30, 2026 compared to $13.5 million in the prior year. Free cash flow(1) of $15.2 million for the three months ended September 30, 2026 compared to $13.4 million in the prior year. Operating cash flow of $38.7 million for the nine months ended September 30, 2026 compared to $22.9 million in the prior year. Free cash flow(1) of $37.1 million for the nine months ended September 30, 2026 compared to $22.4 million in the prior year.

•Ended September 30, 2026 with approximately $234.9 million of cash, deposits, and investments on the balance sheet and zero debt.

“We delivered record revenue in the third quarter while continuing to drive operating leverage,” said Aglika Dotcheva, Chief Financial Officer of Riskified. “Revenue grew 41% year-over-year to $115.2 million, accelerating from 22% growth in the second quarter, and Adjusted EBITDA increased 47% to $8.1 million. We also generated record free cash flow of $15.2 million, and with $235 million in cash, deposits, and investments, and no debt, we have the flexibility to invest in growth and deploy capital opportunistically to create long-term shareholder value.”
Financial Outlook

For the year ending December 31, 2026:

We now anticipate revenue to be between $427 million and $433 million, or $430 million at the midpoint, up from our prior range of between $400 million and $410 million. This reflects the flow-through of our third quarter revenue outperformance, as well as an incremental raise to our outlook based on the momentum we are seeing in the business.

We now anticipate Adjusted EBITDA to be between $39 million and $43 million, or $41 million at the midpoint, up from our prior range of $33 million to $39 million.

The primary factors that may determine where we fall within each range are the timing and ramping of new merchant go-lives and existing merchant upsells, our success in retaining our merchants, and the broader macro environment.

(1) GMV is a key performance indicator. Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit margin, non-GAAP diluted net profit per share, and free cash flow are non-GAAP measures of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We refer to certain forward-looking non-GAAP financial measures in this press release and on our quarterly results conference call. We are not able to provide a reconciliation of forward-looking Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP operating expense, or free cash flow for the fiscal year ending December 31, 2026 to net profit (loss), gross profit, total operating expenses, and operating cash flow, respectively, because certain items that are excluded from these non-GAAP metrics but included in the most directly comparable GAAP financial measures, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and significant impact on our future GAAP financial results.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, November 11, 2026 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will also be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance such as Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP constant currency operating expenses, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and a non-GAAP measure of liquidity, Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Non-GAAP constant currency operating expenses is limited because it reflects a hypothetical recalculation of operating expenses using prior-period exchange rates and therefore does not reflect the actual operating expenses incurred by the business or the economic impact of foreign currency exchange rate fluctuations on our results, which are inherent to our global operations. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our AI fraud and risk intelligence platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve multiplied by the associated risk-adjusted fee.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, legal-related and other expenses, restructuring costs, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Adjusted EBITDA margin represents Adjusted EBITDA expressed as a percentage of revenue. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define non-GAAP constant currency operating expenses as total non-GAAP operating expenses excluding the impact of our hedging program and foreign exchange rate movements. We use it to determine the impact that exchange rate changes have on our results. Non-GAAP constant currency operating expenses is calculated by translating current period non-GAAP operating expenses excluding hedging gains/losses using the prior period's monthly average exchange rate.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment and capitalized software development costs.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is partly because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Legal-related and other expenses: We exclude certain costs incurred in connection with corporate initiatives that are non-recurring and not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

Restructuring costs: We exclude costs associated with reductions in force because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Forward Looking Statements

This press release and announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue, Adjusted EBITDA, non-GAAP gross profit, free cash flow and non-GAAP operating expense guidance for the fourth quarter and fiscal year 2026, our anticipated gross profit, non-GAAP gross profit margin and free cash flow, expectations as to continued margin and Adjusted EBITDA expansion, the operating leverage and scalability inherent in our business model, future growth potential in new verticals, new geographies, new payment methods and transaction types, agentic commerce and AI-driven shopping environments, and from new products, including Agent Identity Risk Intelligence, our capital allocation priorities, including potential investments in our platform, share repurchases and inorganic opportunities, anticipated benefits and impacts of our share repurchase program and management of our dilution, internal modeling assumptions, expectations as to the macroeconomic environment, expectations as to our new merchant pipeline, pipeline conversion rates, the timing and pace of new merchant go-lives, and geographic reach, market share and upsell opportunities, the impact of partnership and reseller arrangements, the impact of competition, pricing pressure and churn, the advancement and performance of our AI-powered multi-product platform, including our identity intelligence capabilities, and its impact on our results and productivity, the benefits of our partnerships and collaborations with third-parties, our forecasted operating expenses and our business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and other changes in laws and regulations, including card scheme rules, related to the use of these payment methods, and the emergence of new alternative payments products; our ability to attract new merchants and retain existing merchants and increase sales of our products to existing merchants; our history of net losses and ability to achieve profitability; the impact of macroeconomic and geopolitical conditions on us and on the performance of our merchants; the accuracy of our estimates of market opportunity and forecasts of market growth; competition; our ability to continue to improve our artificial intelligence, machine learning models and automated decision making technologies (collectively, "AI Technologies"); fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; our merchant concentration and loss of a significant merchant; the financial condition of our merchants, particularly in challenging macroeconomic environments, and the impact of pricing pressure; our ability to increase the adoption of our products, develop and introduce new products and effectively manage the impact of new product introductions on our existing product portfolio; our ability to mitigate the risks involved with selling our products to large enterprises; changes to our pricing and pricing structures; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; our ability to manage periodic realignments of our organization, including expansion or reductions in force; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent strength in the value of the Israeli shekel against the US dollar; our ability to obtain additional capital; our reliance on third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our AI Technologies and access to third-party and merchant data; consumer adoption of agentic commerce; our ability to comply with evolving data protection, privacy and security laws; any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of artificial intelligence; our ability to successfully implement and use AI Technologies; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; potential claims related to the violation of the intellectual property rights of third parties; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or make judgments relating to our critical accounting policies; our business in China; changes in tax laws or regulations; scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; risks associated with our share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 6, 2026, as may be updated in other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified

Riskified (NYSE: RSKD) is a leader in digital fraud and risk intelligence. Many of the world's biggest brands and publicly traded companies rely on Riskified to stop fraud and abuse across the entire customer journey, from account creation to payments to disputes. Built and managed by a global team of risk analysts, data scientists, and researchers, Riskified's AI-powered platform analyzes the individual behind each interaction to provide real-time decisions and identity-based insights. Learn more at riskified.com.

Investor Relations: Stephen Shulstein, Head of Investor Relations | ir@riskified.com

Corporate Communications: Julia Hallett, Director of Corporate Marketing and Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of September 30, 2026	As of December 31, 2025

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$188,866	$162,152
Short-term deposits	5,000	5,000
Accounts receivable, net	41,578	48,453
Prepaid expenses and other current assets	10,067	9,825
Short-term investments	41,077	130,428
Total current assets	286,588	355,858
Property and equipment, net	9,721	10,970
Operating lease right-of-use assets	17,968	21,203
Deferred contract acquisition costs	16,899	15,587
Other assets, noncurrent	7,992	6,953
Total assets	$339,168	$410,571
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,151	$1,911
Accrued compensation and benefits	25,920	27,532
Guarantee obligations	14,074	12,278
Provision for chargebacks, net	11,842	10,458
Operating lease liabilities, current	6,254	6,075
Accrued expenses and other current liabilities	22,177	12,466
Total current liabilities	81,418	70,720
Operating lease liabilities, noncurrent	15,490	18,947
Other liabilities, noncurrent	28,645	26,145
Total liabilities	125,553	115,812
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of September 30, 2026 and December 31, 2025; 112,550,023 and 104,034,048 shares issued and outstanding as of September 30, 2026 and December 31, 2025, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of September 30, 2026 and December 31, 2025; 21,056,650 and 44,118,455 shares issued and outstanding as of September 30, 2026 and December 31, 2025, respectively	—	—
Treasury shares at cost, 72,379,393 and 52,025,888 ordinary shares as of September 30, 2026 and December 31, 2025, respectively	(354,568)	(260,451)
Additional paid-in capital	1,056,828	1,029,328
Accumulated other comprehensive profit (loss)	256	(62)
Accumulated deficit	(488,901)	(474,056)
Total shareholders’ equity	213,615	294,759
Total liabilities and shareholders’ equity	$339,168	$410,571

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenue	$115,181	$81,862	$302,140	$245,309
Cost of revenue	65,904	40,799	162,008	124,042
Gross profit	49,277	41,063	140,132	121,267
Operating expenses:
Research and development	17,505	17,006	52,507	52,250
Sales and marketing	19,592	18,565	61,743	62,799
General and administrative	14,674	14,443	41,681	45,233
Total operating expenses	51,771	50,014	155,931	160,282
Operating profit (loss)	(2,494)	(8,951)	(15,799)	(39,015)
Interest income (expense), net	1,917	3,274	6,326	10,568
Other income (expense), net	708	(328)	(1,409)	45
Profit (loss) before income taxes	131	(6,005)	(10,882)	(28,402)
Provision for (benefit from) income taxes	1,444	1,801	3,963	4,923
Net profit (loss)	$(1,313)	$(7,806)	$(14,845)	$(33,325)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	(540)	(188)	318	(98)
Comprehensive profit (loss)	$(1,853)	$(7,994)	$(14,527)	$(33,423)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$(0.01)	$(0.05)	$(0.11)	$(0.21)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$(0.01)	$(0.05)	$(0.11)	$(0.21)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	133,885,505	156,793,171	140,146,125	159,151,311
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	133,885,505	156,793,171	140,146,125	159,151,311

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(1,313)	$(7,806)	$(14,845)	$(33,325)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(772)	668	1,486	1,384
Provision for credit losses	74	325	(92)	620
Depreciation and amortization	605	601	1,792	1,869
Amortization of capitalized internal-use software costs	259	261	778	824
Amortization of deferred contract costs	3,063	2,808	8,770	8,906
Share-based compensation expense	9,676	12,945	31,030	40,120
Non-cash right-of-use asset changes	1,092	1,034	3,235	3,059
Changes in accrued interest	512	1,540	2,043	883
Other	60	88	215	201
Changes in operating assets and liabilities:
Accounts receivable	1,536	2,042	6,790	16,567
Deferred contract acquisition costs	(4,027)	(713)	(8,073)	(4,825)
Prepaid expenses and other assets	980	1,133	(3,007)	(2,341)
Accounts payable	(1,288)	673	(731)	(188)
Accrued compensation and benefits	3,862	(1,140)	(2,142)	(6,225)
Guarantee obligations	(646)	105	1,796	(4,478)
Provision for chargebacks, net	(1,931)	(428)	1,384	(2,019)
Operating lease liabilities	(1,362)	(1,203)	(3,937)	(3,441)
Accrued expenses and other liabilities	5,468	572	12,235	5,350
Net cash provided by (used in) operating activities	15,848	13,505	38,727	22,941
Cash flows from investing activities:
Purchases of investments	(28,723)	(97,956)	(136,070)	(189,971)
Maturities of investments	100,596	75,510	223,348	97,482
Purchases of property and equipment	(270)	(120)	(645)	(580)
Proceeds from sale of fixed assets	7	10	29	38
Capitalized software development costs	(400)	—	(950)	—
Net cash provided by (used in) investing activities	71,210	(22,556)	85,712	(93,031)
Cash flows from financing activities:
Proceeds from exercise of share options	1,208	643	3,120	3,495
Taxes paid related to net share settlement of equity awards	(2,337)	(2,470)	(6,650)	(6,996)
Purchases of treasury shares	(2,279)	(25,253)	(94,117)	(69,204)
Net cash provided by (used in) financing activities	(3,408)	(27,080)	(97,647)	(72,705)
Effects of exchange rates on cash and cash equivalents	(23)	(56)	(78)	577
Net increase (decrease) in cash and cash equivalents	83,627	(36,187)	26,714	(142,218)
Cash and cash equivalents—beginning of period	105,239	265,032	162,152	371,063
Cash and cash equivalents—end of period	$188,866	$228,845	$188,866	$228,845

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net profit (loss)	$(1,313)	$(7,806)	$(14,845)	$(33,325)
Provision for (benefit from) income taxes	1,444	1,801	3,963	4,923
Interest (income) expense, net	(1,917)	(3,274)	(6,326)	(10,568)
Other (income) expense, net	(708)	328	1,409	(45)
Depreciation and amortization	864	862	2,570	2,693
Share-based compensation expense	9,676	12,945	31,030	40,120
Payroll taxes related to share-based compensation	97	112	448	511
Legal-related and other expenses	—	—	—	236
Restructuring costs	—	585	—	4,461
Adjusted EBITDA	$8,143	$5,553	$18,249	$9,006
Net profit (loss) margin	(1)%	(10)%	(5)%	(14)%
Adjusted EBITDA Margin	7%	7%	6%	4%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
GAAP gross profit	$49,277	$41,063	$140,132	$121,267
Plus: depreciation and amortization	279	280	837	888
Plus: share-based compensation expense	139	183	452	554
Plus: payroll taxes related to share-based compensation	3	3	12	13
Plus: restructuring costs	—	2	—	265
Non-GAAP gross profit	$49,698	$41,531	$141,433	$122,987
Gross profit margin	43%	50%	46%	49%
Non-GAAP gross profit margin	43%	51%	47%	50%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
GAAP cost of revenue	$65,904	$40,799	$162,008	$124,042
Less: depreciation and amortization	279	280	837	888
Less: share-based compensation expense	139	183	452	554
Less: payroll taxes related to share-based compensation	3	3	12	13
Less: restructuring costs	—	2	—	265
Non-GAAP cost of revenue	$65,483	$40,331	$160,707	$122,322

Operating Expenses:
GAAP research and development	$17,505	$17,006	$52,507	$52,250
Less: depreciation and amortization	243	269	742	817
Less: share-based compensation expense	2,539	3,300	7,867	9,891
Less: payroll taxes related to share-based compensation	3	2	6	5
Less: restructuring costs	—	222	—	1,086
Non-GAAP research and development	$14,720	$13,213	$43,892	$40,451

GAAP sales and marketing	$19,592	$18,565	$61,743	$62,799
Less: depreciation and amortization	190	182	568	554
Less: share-based compensation expense	2,920	3,965	9,947	12,279
Less: payroll taxes related to share-based compensation	55	67	260	290
Less: restructuring costs	—	334	—	2,389
Non-GAAP sales and marketing	$16,427	$14,017	$50,968	$47,287

GAAP general and administrative	$14,674	$14,443	$41,681	$45,233
Less: depreciation and amortization	152	131	423	434
Less: share-based compensation expense	4,078	5,497	12,764	17,396
Less: payroll taxes related to share-based compensation	36	40	170	203
Less: legal-related and other expenses	—	—	—	236
Less: restructuring costs	—	27	—	721
Non-GAAP general and administrative	$10,408	$8,748	$28,324	$26,243

Non-GAAP operating expenses	$41,555	$35,978	$123,184	$113,981

	Three Months Ended September 30,
	2026	2025	$ Change	% Change
	(unaudited)
Non-GAAP operating expenses(1)	$41,555	$35,978	$5,577	16%
Realized hedging gains / (losses)	112	1,396
Non-GAAP operating expenses, excluding hedging gains/losses	41,667	37,374	4,293	11%
Adjustment for FX rate fluctuations (2)	(2,245)
Non-GAAP operating expenses, constant currency	$39,422	$37,374	$2,048	5%

	Nine Months Ended September 30,
	2026	2025	$ Change	% Change
	(unaudited)
Non-GAAP operating expenses(1)	$123,184	$113,981	$9,203	8%
Realized hedging gains / (losses)	883	2,550
Non-GAAP operating expenses, excluding hedging gains/losses	124,067	116,531	7,536	6%
Adjustment for FX rate fluctuations (2)	(9,319)
Non-GAAP operating expenses, constant currency	$114,748	$116,531	$(1,783)	(2)%
(1)See tables above for a reconciliation of Non-GAAP operating expenses to GAAP operating expenses by line item.
(2)Adjustment for FX rate fluctuations represents the impact of exchange rate changes on non-GAAP operating expenses and is calculated by translating current period foreign currency transactions using the prior period's monthly average exchange rates. Monthly average rates represent the simple average of daily market exchange rates within each calendar month.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$15,848	$13,505	$38,727	$22,941
Purchases of property and equipment	(270)	(120)	(645)	(580)
Capitalized software development costs	(400)	—	(950)	—
Free Cash Flow	$15,178	$13,385	$37,132	$22,361

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net profit (loss)	$(1,313)	$(7,806)	$(14,845)	$(33,325)
Depreciation and amortization	864	862	2,570	2,693
Share-based compensation expense	9,676	12,945	31,030	40,120
Payroll taxes related to share-based compensation	97	112	448	511
Legal-related and other expenses	—	—	—	236
Restructuring costs	—	585	—	4,461
Non-GAAP net profit (loss)	$9,324	$6,698	$19,203	$14,696

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	133,885,505	156,793,171	140,146,125	159,151,311
Add: Dilutive Class A and B ordinary share equivalents	6,437,101	5,428,473	4,549,967	5,645,609
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	140,322,606	162,221,644	144,696,092	164,796,920

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$(0.01)	$(0.05)	$(0.11)	$(0.21)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$(0.01)	$(0.05)	$(0.11)	$(0.21)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$0.07	$0.04	$0.14	$0.09
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$0.07	$0.04	$0.13	$0.09